                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                               HMI INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404 238 107
                  ---------------------------------------------
                                 (CUSIP Number)

                                 John Macdonald
                            Macdonald- Porter- Drees
                         65 Queen Street West 17th Floor
                            Toronto, Ontario M5H 2M5
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 1999
                  ---------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See sec.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        This Document contains 11 Pages.

CUSIP NO.   404 238 107                 SCHEDULE 13D          PAGE 2 OF 11 PAGES
            -----------                                           ---  ----
--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Steeplechase Corp.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY



--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC

--------------------------------------------------------------------------------

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario Canada
--------------------------------------------------------------------------------
       NUMBER OF                    7        SOLE VOTING POWER

        SHARES                               1,704,750
                                   ---------------------------------------------

     BENEFICIALLY                   8        SHARED VOTING POWER
                                                         -0-
       OWNED BY
                                   ---------------------------------------------
         EACH                       9        Sole Dispositive Power

       REPORTING                             1,704,750
                                   ---------------------------------------------
        PERSON                     10        Shared Dispositive Power
                                                          -0-
         WITH
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,704,750
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.2%
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.   404 238 107                 SCHEDULE 13D          PAGE 3 OF 11 PAGES
            -----------                                           ---   --

--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fairway Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                       (b)[ ]
--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
        NUMBER OF                    7        SOLE VOTING POWER

         SHARES                               150,750
                                    --------------------------------------------
      BENEFICIALLY                   8        SHARED VOTING POWER
                                                          -0-
        OWNED BY
                                    --------------------------------------------
          EACH                       9        Sole Dispositive Power

        REPORTING                             150,750
                                    --------------------------------------------
         PERSON                     10        Shared Dispositive Power
                                                           -0-
          WITH
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               150,750
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.   404 238 107               SCHEDULE 13D            PAGE 4 OF 11 PAGES
            -----------                                           ---   --

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Reldeen Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY



--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]


--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario Canada
--------------------------------------------------------------------------------
      NUMBER OF                    7        SOLE VOTING POWER

       SHARES                               4,500
                                ------------------------------------------------
    BENEFICIALLY                   8        SHARED VOTING POWER
                                                        -0-
      OWNED BY
                                ------------------------------------------------
        EACH                       9        Sole Dispositive Power

      REPORTING                             4,500
                                ------------------------------------------------
       PERSON                     10        Shared Dispositive Power
                                                         -0-
        WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,500
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D


                  The Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 24, 1985 by Fairway Heights Investments Ltd. ("FHIL") and Filter Queen Ltd. ("Filter Queen), with respect to the shares of Common Stock, $1.00 par value ("Shares"), of HMI Industries Inc. (formerly Health-Mor Inc.), a Delaware corporation (the "Issuer"), as amended, is hereby further amended as follows:

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  [Item 1 is amended to read in its entirety as follows:]

                  This statement relates to the Shares of the Issuer. The address of the Issuer's principal executive office is 3631 Perkins Avenue, Cleveland, Ohio 44114.

Item 2.           Identity and Background.
                  ------------------------

                  [Item 2 is amended to read in its entirety as follows:]

                  This statement is filed by Steeplechase Corp. ("Steeplechase"), an Ontario corporation, Fairway Inc. ("Fairway"), a Delaware corporation, and Reldeen Ltd. ("Reldeen"), an Ontario corporation (collectively the "Reporting Companies"). Reldeen, Steeplechase and Fairway are successors by a series of business combination or similar transactions to the shareholdings of FHIL and Filter Queen. Each of the Reporting Companies is controlled by Barry L. Needler by virtue of (i) his direct or indirect ownership of more than 50% of the outstanding equity securities of each Reporting Company and (ii) his position as sole director and Chief Executive Officer of each Reporting Company. The address of each of the Reporting Companies is P.O. Box 2463, Station B, Richmond Hill, Ontario L4E 1A5

                  Item 2 information with respect to the directors and executive officers of Reporting Companies is contained in Attachment A hereto, which is incorporated herein by this reference. The Reporting Companies and its executive officers and directors are sometimes hereinafter collectively referred to as the "Reporting Persons."

                  During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the Country indicated on Exhibit A.




                               Page 5 of 11 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  [Item 3 is amended in its entirety to read as follows:]

                  The Reporting Companies or their predecessors interest have used a total of $13,097,622 to acquire their Shares. The source of the funds was the Reporting Companies and their predecessors working capital. At the time of the purchases, the working capital of one or more of the predecessors of the Reporting Companies included funds borrowed from commercial banks under lines of credit.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  [Item 4 is amended to read in its entirety as follows:]

                  The predecessors of the Reporting Companies originally purchased their Shares as an investment and expected that their ownership of Shares would allow greater cooperation between the Issuer's vacuum cleaner division and the Reporting Companies. The Reporting Companies are represented on the Issuer's Board of Directors by Barry Needler, a director and officer of each of the Reporting Companies. The Reporting Companies have decided to explore the possibility of selling all of the Shares that they own. There can be no assurance that any such sale will take place. In the event that such a sale is completed, the Reporting Companies' representative on the Issuer's Board of Directors expects to resign from the Board.

                  Except as described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in:
(i) the acquisition of additional securities or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  --------------------------------

                  The following table lists the Shares beneficially owned by each of the Reporting Companies:




                               Page 6 of 11 Pages



                   NAME              NUMBER OF SHARES                 PERCENTAGE (1)
                   ----              ----------------                 --------------
Steeplechase                            1,704,750                         32.2%
Fairway                                   150,750                          2.9%
Reldeen                                     4,500                          0.1%

----------------------

(1) Based upon the number of Shares identified as outstanding in the Company's Form 10-Q for the quarter ended March 31, 1999 (5,286,353).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

         1. Agreement of Purchase and Sale dated as of December 10, 1985 between American National Bank and Trust Company of Chicago and Fairway Heights Investments Ltd. (previously filed).

         2. Agreement of Purchase and Sale dated as of December 10, 1985 between American National Bank and Trust Company of Chicago and Fairway Heights Investments Ltd. (previously filed).

         3. Agreement of Purchase and Sale dated as of December 10, 1985 between American National Bank and Trust Company of Chicago and Fairway Heights Investments Ltd. (previously filed).

         4. Agreement of Purchase and Sale dated as of December 26, 1985 between Chicago Title and Trust Company and Fairway Heights Investments Ltd. (previously filed).

         5. Agreement of Purchase and Sale dated as of February 14, 1986 between Anne M. Baker and Fairway Heights Investments Ltd. (previously filed).

         6. Agreement of Purchase and Sale dated as of February 14, 1986 between American National Bank and Trust Company of Chicago and Anne M. Baker, Co-Trustees, and Fairway Heights Investments Ltd. (previously filed).

         7. Agreement dated March 19, 1986 between Fairway Heights Investments Ltd. and the Bistricer-Stein Group. (previously filed).



                               Page 7 of 11 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:         July  15, 1999


                                            STEEPLECHASE CORP.



                                            By: /s/ Barry Needler


                                            RELDEEN LTD.


                                            By: /s/ Barry Needler


                                            FAIRWAY INC.


                                            By: /s/ Barry Needler






                               Page 8 of 11 Pages

                                    EXHIBIT A
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               STEEPLECHASE CORP.



                                           RELATIONSHIP WITH STEEPLECHASE
     NAME AND ADDRESS                     AND PRESENT PRINCIPAL OCCUPATION                     CITIZENSHIP
     ----------------                     --------------------------------                     -----------

Barry Needler                    Private Investor; President and sole director of each            Canada
P.O. Box 2463, Station B         of the Reporting Companies.
Richmond Hill, Ontario L4E 1A5

Louise Needler                   Treasurer of Steeplechase and Vice President of                  Canada
P.O. Box 2463, Station B         Fairway.
Richmond Hill, Ontario L4E 1A5

John W. Macdonald                Partner in law firm of Macdonald- Porter- Drees;                 Canada
Macdonald-Porter-Drees           Secretary of each of the Reporting Companies.
65 Queen Street West
17th Floor
Toronto, Ontario MSH 2M5







                               Page 9 of 11 Pages

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                     FAIRWAY





                                                      RELATIONSHIP WITH FAIRWAY
    NAME AND ADDRESS                                AND PRESENT PRINCIPAL OCCUPATION                         CITIZENSHIP
    ----------------                                --------------------------------                         -----------

Barry Needler                              Private Investor; President and sole director of each            Canada
P.O. Box 2463, Station B                   of the Reporting Companies.
Richmond Hill, Ontario L4E 1A5

Louise Needler                             Treasurer of Steeplechase and Vice President of                  Canada
P.O. Box 2463, Station B                   Fairway.
Richmond Hill, Ontario L4E 1A5

John W. Macdonald                          Partner in law firm of Macdonald- Porter- Drees;                 Canada
Macdonald-Porter-Drees                     Secretary of each of the Reporting Companies.
65 Queen Street West
17th Floor
Toronto, Ontario MSH 2M5







                               Page 10 of 11 Pages

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                     RELDEEN





                                                      RELATIONSHIP WITH RELDEEN
    NAME AND ADDRESS                                AND PRESENT PRINCIPAL OCCUPATION                         CITIZENSHIP
    -----------------                               --------------------------------                         -----------

Barry Needler                              Private Investor; President and sole director of each            Canada
P.O. Box 2463, Station B                   of the Reporting Companies.
Richmond Hill, Ontario L4E 1A5

Dorothy I. Needler                         Vice President of Reldeen.                                       Canada
P.O. Box 2463, Station B
Richmond Hill, Ontario L4E 1A5

John W. Macdonald                          Partner in law firm of Macdonald- Porter- Drees;                 Canada
Macdonald-Porter-Drees                     Secretary of each of the Reporting Companies.
65 Queen Street West
17th Floor
Toronto, Ontario MSH 2M5





                               Page 11 of 11 Pages